Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

(Email sent to UpHealth investors on February 26, 2021)

UpHealth Investor Newsletter February 2021 Current SPAC Ticker: GIX Future NYSE Ticker: UPH

Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination among UpHealth Holdings, Inc. (“UpHealth”), Cloudbreak Health, LLC (“Cloudbreak” and, together with UpHealth, each a “Company” and collectively, the “Companies”) and GigCapital2 Inc. (“GigCapital2”) and related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will GigCapital2, UpHealth, Cloudbreak or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of GigCapital2, UpHealth or Cloudbreak has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of UpHealth, Cloudbreak or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of UpHealth and Cloudbreak and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of UpHealth’s, Cloudbreak’s and GigCapital2’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of UpHealth, Cloudbreak and GigCapital2. These forwardlooking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of GigCapital2, UpHealth or Cloudbreak is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to UpHealtha and Cloudbreak; risks related to the rollout of each of UpHealth’s and Cloudbreak’s business and the timing of expected business milestones; the effects of competition on each of UpHealth’s and Cloudbreak’s future business; the amount of redemption requests made by GigCapital2’s stockholders; the ability of GigCapital2 or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in GigCapital2’s final prospectus dated June 7, 2019 and Annual Report on Form 10-K for the fiscal year ended December 31, 2019, in each case, under the heading “Risk Factors,” and other documents of GigCapital2 filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of GigCapital2, UpHealth or Cloudbreak presently know or that GigCapital2, UpHealth or Cloudbreak currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GigCapital2’s,UpHealth’s and Cloudbreak’s expectations, plans or forecasts of future events and views as of the date of this Presentation. GigCapital2, UpHealth and Cloudbreak anticipate that subsequent events and developments will cause GigCapital2’s, UpHealth’s and Cloudbreak’s assessments to change. However, while GigCapital2, UpHealth and Cloudbreak may elect to update these forward-looking statements at some point in the future, GigCapital2, UpHealth and Cloudbreak specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing GigCapital2’s, UpHealth’s and Cloudbreak’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Presentation is based on the estimates of UpHealth, Cloudbreak and GigCapital2 management. UpHealth, Cloudbreak and GigCapital2 obtained the industry, market and competitive position data used throughout this Presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. UpHealth, Cloudbreak and GigCapital2 believe their estimates to be accurate as of the date of this Presentation. However, this information may prove to be inaccurate because of the method by which UpHealth, Cloudbreak or GigCapital2 obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. Use of Projections This Presentation contains projected financial information with respect to UpHealth and Cloudbreak. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.

Disclaimer Important Information And Where To Find It In connection with the Proposed Business Combination, GigCapital2 intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of GigCapital2’s common stock in connection with GigCapital2’s solicitation of proxies for the vote by GigCapital2’s stockholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to each of UpHealth’s and Cloudbreak’s stockholders in connection with the Proposed Business Combination. After the Registration Statement has been declared effective, GigCapital2 will mail a definitive proxy statement/prospectus, when available, to its stockholders and UpHealth’s and Cloudbreak’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/ prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about GigCapital2, UpHealth, Cloudbreak and the Proposed Business Combination. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by GigCapital2 through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: GigCapital2, Inc., 1731 Embarcadero Road, Suite 200, Palo Alto, CA 94303. No Offer Or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among UpHealth, Cloudbreak and GigCapital2 or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. Participants In The Solicitation GigCapital2, UpHealth and Cloudbreak and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of GigCapital2 in its Annual Report on Form 10-K, filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Business Combination. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement or any other document to be filed by GigCapital2 with the SEC. Some of the financial information and data contained in this Presentation, such as earnings before income taxes, depreciation and amortization (“EBITDA”), have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). GigCapital2, UpHealth and Cloudbreak believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to UpHealth’s and Cloudbreak’s financial condition and results of operations, respectively. Each of UpHealth’s and Cloudbreak’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. GigCapital2, UpHealth and Cloudbreak believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing each of UpHealth’s and Cloudbreak’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Each of UpHealth and Cloudbreak is not able to forecast net income on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP, and therefore has not provided a reconciliation for forward-looking EBITDA. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in UpHealth’s and Cloudbreak’s financial statements, respectively. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review each of UpHealth’s and Cloudbreak’s audited financial statements, which will be included in the Registration Statement. Trademarks And Intellectual Property All trademarks, service marks, and trade names of UpHealth, Cloudbreak or GigCapital2 or their respective affiliates used herein are trademarks, service marks, or registered trade names of UpHealth, Cloudbreak or GigCapital2, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not intended to, and does not imply, a relationship with UpHealth, Cloudbreak or GigCapital2, or an endorsement or sponsorship by or of UpHealth, Cloudbreak or GigCapital2. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that UpHealth, Cloudbreak or GigCapital2 will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

UpHealth Overview

UpHealth Holdings Inc. Overview

UpHealth (www.uphealthinc.com) is a global comprehensive digital health technology and tech-enabled services platform that empowers providers, health systems and payors globally to manage care for people with complex medical, behavioral and social needs, while dramatically improving access to primary care.

- **An Integrated Global Platform Serving Four Massive Digital Health Markets**
- **A Rare Financial Profile with Exceptional Visibility into Future Growth**
- **Substantial Opportunity to Drive Untapped Organic and Synergistic Value**
- **An Executive Team with Demonstrated Operational, Financial & Technical Expertise**
- **Attractive Valuation Benchmarks Relative to Digital Health Peers**

Transaction Timeline


GigCapital2
UpHealth
Business Combination Announced
GigCapital2
UpHealth
S4 Filed
GigCapital2
UpHealth
Proxy Vote extension
UpHealth
UpHealth is traded on NYSE under the ticker "UPH"
Nov 23, 2020
Feb 8, 2021
Mar 10, 2021
April - May 2021

Key Stats[1]

2020E Revenue	2021E Revenue	US Healthcare Venues Served by Domestic Telehealth
$115M	$194M	1,800+
2020E EBITDA Margin	**2020E EBITDA Margin**	**State Rx Licenses**
12%	12%	50

[1] In November, 2020, UpHealth and Cloudbreak Health, LLC signed separate business combination agreements with GigCapital2. The closing of the proposed business combinations is subject to, among other things, the approval by GigCapital2 stockholders, regulatory approvals, and the satisfaction or waiver of other customary closing conditions. Pending the closing of the business combinations, the companies will operate as separate companies.

Key Recent Updates

Global Telehealth (Domestic Division) - January 12, 2021

Cloudbreak surpassed more than **1.6 million minutes** of telemedicine consultation monthly, 2020 will prove to be the largest in the Company's history for minute usage with **Q4 being the largest for usage** in the Company's history.

During 2020 the company established **new partnerships** with the **Yale New Haven Health System and University of California Health**, which includes **University of California San Diego (UCSD), University of California Davis (UCDavis), University of California San Francisco (UCSF) and University of California Riverside (UCR).**

Integrated Care Management - January 26, 2021

The new version of SyntraNet will go-live at L.A. Care Health Plan, the nation's largest public health plan delivering services and managing health for **over 2.4 million individuals in Los Angeles County** with multiple lines of business. L.A. Care Health Plan has successfully completed acceptance testing of the new version of SyntraNet for a rollout of a first phase of functionality.

Global Telehealth (International Division) - January 12, 2021

Glocal was awarded a contract to expand with **550 Primary Health Centers** across Madhya Pradesh, India's fifth largest state by population. The telemedicine centers will be developed to serve a mainly **rural population of approximately 13.75 million**. Each PHC will be strategically located to provide health services to underserved communities of approximately 25,000 people. Glocal's model was designed to meet the United Nations goal to increase access to healthcare in a sustainable fashion worldwide. When fully implemented, **Glocal will serve as one of the largest telehealth providers worldwide.**

Reference to Original PR Cloudbreak 2020 Year in Review: The Acceleration of Digital Health and Setting the Stage for 2021 Growth https://www.businesswire.com/news/home/20210112005154/en/Cloudbreak-2020-Year-in-Review-The-Acceleration-of-Digital-Health-and-Setting-the-Stage-for-2021-Growth Thrasys, Inc., a Subsidiary of UpHealth Holdings, Inc., Accelerates Technology Innovation with New Release of SyntraNet Integrated Care https://www.businesswire.com/news/home/20210126005845/en/Thrasys-Inc.-a-Subsidiary-of-UpHealth-Holdings-Inc.-Accelerates-Technology-Innovation-with-New-Release-of-SyntraNet-Integrated-Care The National Health Mission of Madhya Pradesh Selects Glocal Healthcare Systems to Bring Telehealth to 13.75 Million Citizens in the Republic of India https://www.businesswire.com/news/home/20210127005260/en/The-National-Health-Mission-of-Madhya-Pradesh-Selects-Glocal-Healthcare-Systems-to-Bring-Telehealth-to-13.75-Million-Citizens-in-the-Republic-of-India

Prior News

GigCapital2 Secures $285 Million from Institutional Investors in Connection with its Business Combination with UpHealth Holdings

UpHealth Holdings Inc. ("UpHealth"), an integrated global platform serving four large digital health markets, today announced that, in connection with its previously announced business combination with GigCapital2, Inc. ("GigCapital2") (NYSE: GIX), GigCapital2 raised $285 million from institutional investors, in a mix of equity and convertible debt. **This private placement includes an aggregate of 3,000,000 shares of GigCapital2 common stock at $10.00 per share and $255,000,000 of 5-year unsecured convertible notes which shall bear interest at a rate of 6.25% per annum, and are convertible into common shares of the combined company, UpHealth, Inc., at a conversion price of $11.50.**

Source:
https://www.nasdaq.com/press-release/gigcapital2-secures-%24285-million-from-institutional-investors-in-connection-with-its

GigCapital2 together with UpHealth and CloudBreak files S4 registration statement on February 8th, 2021


As filed with the Securities and Exchange Commission on February 8, 2021.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GigCapital2, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(Jurisdiction of Incorporation or Organization)

Copies to:

Source:
https://www.nasdaq.com/press-release/gigcapital2-secures-%24285-million-from-institutional-investors-in-connection-with-its

Prior News

Global Telehealth International Division

Bloomberg's Game Changers talks to a doctor-turned entrepreneur who is bringing medical care to the poor. Video by Robin Fall. (Source: Bloomberg)



Bringing High-Tech Healthcare to India's Poor

Source: https://www.bloomberg.com/news/videos/2020-11-20/bringing-high-tech-healthcare-to-india-s-poor-video

GLOCAL Hellolyf CX Digital Dispensary is selected by UNAID as a cutting-edge technology solution to reach UN Development goals and is showcased at HIEX 2020



HellolyfCX Digital Dispensary
hellolyf CX

Video: https://www.youtube.com/watch?v=fGHuhqte500
News Article: Source

Global Telehealth International Division

Dr. Sabahat Azim, the Founder & CEO of Glocal was named 'Social Entrepreneur of the Year 2020' by the Schwab Foundation for Social Entrepreneurship, a sister organization of the World Economic Forum



World-changers: Announcing the Social Innovators of the Year 2020

Source: https://www.weforum.org/agenda/2020/09/world-changers-announcing-the-social-innovators-of-the-year-2020/

Four People Shaking Up the Status Quo in Emerging Markets. The Mexican mayor, Indian doctor, Nigerian fintech founder, and Chinese politician blazing new paths in their fields. (Bloomberg Businessweek)



The Pioneers

Source: https://www.bloomberg.com/news/articles/2020-11-13/four-people-shaking-up-the-status-quo-in-emerging-markets (page 68)

Prior News Global Telehealth International Division Glocal Team Meeting Queen Mathilde of Belgium    On 23rd February 2021, Glocal team had the privilege to introduce Glocal Healthcare to Queen Mathilde of Belgium. In a conversation arranged by World Economic Forum’s Schwab Foundation and moderated by Francois Bonnici, along with 6 other innovators across the globe, the team discussed how Glocal digital healthcare solution is transforming healthcare access across the world. Additionally, the team discussed Glocal collaboration with UpHealth behavioral health division around mental health platform powered by Glocal’s AI analytics. Source: https://www.youtube.com/watch?fbclid=IwAR1MT6tJ9glOUTZiWkj176kgxkHGVL_wkTRVn ZHE-xmPv30EcVjmVdtpNqE&v=zzThsfEskL4&feature=youtu.be

Prior News

Global Telehealth Domestic Division

Biggest influencers in digital pharma in Q2 2020: The top individuals to follow (3. Jamey Edwards – CEO of CloudBreak -Domestic Division of UpHealth's Global Telehealth)



Biggest influencers in digital pharma in Q2 2020: The top individuals to follow

Source: https://www.pharmaceutical-technology.com/features/influencers-digital-pharma/

Cloudbreak Announces Integration with Oneview Healthcare. This collaboration will bring Cloudbreak's video remote interpreting services into the Oneview platform to help address healthcare disparities



CLOUDBREAK

Source: https://www.businesswire.com/news/home/20201021005206/en/Cloudbreak-Health-Announces-Telehealth-Integration-with-Oneview-Healthcare

Global Telehealth Domestic Division

MACRO Trials (MACRO) announces a partnership with Cloudbreak Health, LLC ("Cloudbreak") to use Cloudbreak's video remote interpretation (VRI) services, to expand patient diversity and enhance clinical trial operations



MACRO TRIALS
CLINICAL TRIALS. REIMAGINED.

Source: http://www.prweb.com/releases/macro_trials_begins_partnership_with_martti/prweb17691371.htm

QliqSOFT, Cloudbreak Health Remove Barriers to Care with Integration of Video Interpretation Service

qliqSOFT

CLOUDBREAK HEALTH

Source: https://www.einpresswire.com/article/535624470/qliqsoft-cloudbreak-health-remove-barriers-to-care-with-integration-of-video-interpretation-service

Prior News

Global Telehealth Domestic Division

Cloudbreak's Jamey Edwards Breaks Down the UpHealth Mega Deal and Why SPACs Work on StartUp Health


DONT GIVE UP
STARTUP
HEALTH

Source: https://www.youtube.com/watch?v=CMxRsu_zWLA&fbclid=IwAR2uCs-W0c7RTbtcN65fZ0A4GEyw7NrdJnwfvXsvKbXpKz1RlfPp5iA1ms0

Global Telehealth Domestic Division

Caregility Introduces Integration with Cloudbreak Health for Telehealth Remote Video Interpretation

caregility
Changing the Point of Care
CLOUDBREAK

Source: https://www.prnewswire.com/news-releases/caregility-introduces-integration-with-cloudbreak-health-for-telehealth-remote-video-interpretation-301102616.html

Prior News

Dr. Chirinjeev Kathuria and Jamey Edwards Examine An Upcoming SPAC Merger In The Health Care Space



Ameritrade
VIDEOS
SUBSCRIBE
WAYS TO WATCH
ABOUT
Previously Recorded
GIX
CONTENT INTENDED FOR EDUCATIONAL/INFORMATIONAL PURPOSES ONLY. NOT INVESTMENT ADVICE, OR A RECOMMENDATION OF ANY SECURITY, STRATEGY, OR ACCOUNT TYPE.
WATCH
SPX
$DJI
NDX
RUT

Dr. Chirinjeev Kathuria and Jamey Edwards discuss Uphealth, Cloudbreak, and GIX SPAC to form a combined company that is expected to grow 69% during 2021.

Source: https://tdameritradenetwork.com/video/rB4AoXYeH06Bdh_Ip3IASg

GigCapital2 together with UpHealth and CloudBreak files S4 registration statement on February 8th, 2021



Jessica DaMassa
Host, WTF Health

UpHealth's Chairman & Founder, Dr. Chirinjeev Kathuria, Co-CEO & President Dr. Al Gatmaitan, and future COO Jamey Edwards talk through what Jamey says is "really a revenue story" about the fastest growth areas of digital health.

Source: https://www.nasdaq.com/press-release/gigcapital2-secures-%24285-million-from-institutional-investors-in-connection-with-its

Gig Capital 2

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.